George Risk Industries, Inc.
                               802 S. Elm St.
                             Kimball, NE  69145
                             Phone: 308-235-4645
                              Fax: 308-235-2554
                       E-mail: gricfo@embarqmail.com




March 31, 2011



United States Securities and Exchange Commission
100 F St. NE
Washington, DC  20549

To Whom It May Concern:

I am writing today in response to a letter that George Risk Industries, Inc. received from the SEC dated March 17, 2011. The letter is asking for some comments about our Form 10-K for the fiscal year ended April 30, 2011. I am requesting that you allow me an extension at this time. I need more time to get you the information that you requested. I have spoken with Jonathan Groff on the telephone and he has advised me that I could have an extension until April 8, 2011. This letter is a confirmation of that conversation.

Thank you in advance for your consideration.

Sincerely,

/s/ Stephanie M. Risk

Stephanie M. Risk
Chief Financial Officer
George Risk Industries, Inc.
File No. 000-05378